B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

August 19, 2021

VIA EDGAR

Mr. Timothy Levenberg

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Acceleration Request of Charah Solutions, Inc. Registration Statement on Form S-1 (File No. 333-258650)

Dear Mr. Levenberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby respectfully request the withdrawal of our request dated August 18, 2021 for acceleration of effectiveness of the above referenced Registration Statement to become effective at 8:30 a.m., Eastern time, on August 20, 2021, and we hereby join in the request of Charah Solutions, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on August 20, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated August 18, 2021 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as representative of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this request, please call Dean M. Colucci of Duane Morris LLP at (973) 424-2020.

Very truly yours,

B. RILEY SECURITIES, INC.,
as representative of the several underwriters

By:	/s/ Patrice McNicoll
Patrice McNicoll
Co-Head of Investment Banking

cc:	Daniel Palmadesso, Vice President & Assistant General Counsel at B. Riley Financial and Dean M. Colucci, Duane Morris LLP